UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 15, 2019

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On August 15, 2019, we issued an offering overview discussing our financial results for the quarter ended June 30, 2019. The text of the offering overview is set forth below.

Q2 2019*

MOGULREIT I

OFFERING OVERVIEW	TOTAL INVESTMENT VALUE[1]	$50,519,879
	TOTAL ASSET VALUE[2]	$282,335,000
	NUMBER OF INVESTMENTS	17
MogulREIT I is a public, non-traded REIT, focused on providing	WEIGHTED AVERAGE INVESTMENT TERM	46 Months
monthly income to investors through debt and equity investments in a diversified pool of commercial real estate	DISTRIBUTION FREQUENCY	Monthly
property types including multifamily, retail, office, and industrial.	TAX REPORTING FORM	1099-DIV
	CONSECUTIVE DISTRIBUTIONS[3]	33 Months
KEY OBJECTIVES

 To pay attractive and consistent cash distributions; and

 To preserve, protect, increase and return your capital contribution.

PORTFOLIO STATISTICS4

*All data as of June 30, 2019.

1	Aggregate value of all underlying investments in MogulREIT I, LLC based on the current outstanding investment amount, including outstanding cash.
2

Aggregate value of all underlying properties in MogulREIT I, LLC based on appraisals dated within 6 months of the original acquisition by Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable.

3	This is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.
4	Based on the current outstanding investment amount.

DISTRIBUTION HISTORY

	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	MONTHLY CASH DISTRIBUTION PER SHARE	NET ASSET VALUE (NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
2016	9/30	8/15 – 9/30	$10.00	$0.1000	$10.00	8.00%	8.00%
	11/30	10/1 – 11/30	$10.00	$0.1333	$10.00	8.00%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0667	$10.00	8.00%	8.00%
2017	1/31	1/1 – 1/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0667	$10.00	8.00%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	6/30	6/1 – 6/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	7/31	7/1 – 7/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0653	$9.80	7.84%	8.00%
2018	1/31	1/1 – 1/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0655	$9.82	7.86%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0655	$9.82	7.84%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	6/30	6/1 – 6/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	7/31	7/1 – 7/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0647	$9.70	8.00%	8.25%

	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	DAILY CASH DISTRIBUTION PER SHARE	NET ASSET VALUE (NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
2019	1/31	1/1 – 1/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	2/28	2/1 – 2/28	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	3/31	3/1 – 3/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	4/30	4/1 – 4/30	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	5/31	5/1 – 5/31	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	6/30	6/1 – 6/30	$10.00	$0.0021917808	$9.75	8.00%	8.21%

All distribution amounts were calculated for the distribution periods shown and based upon historical Net Asset Value (NAV), as displayed above.

Beginning January 1, 2019, the Manager calculates distributions on a daily basis.

INVESTMENT ACTIVITY

DISTRIBUTIONS

All monthly distributions declared during the second quarter of 2019, in addition to all distributions declared and paid since the REIT began its operation, equated to approximately 8.00% on an annualized basis based upon Purchase Price as of 6/30/2019.

The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

PORTFOLIO OVERVIEW

ASSET	LOCATION	MOGULREIT I ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	ORIGINAL PRINCIPAL ACQUIRED	BALANCE AS OF 6/30/19	INTEREST RATE / YIELD AS OF 6/30/19
Synchrony Financial	Canton, OH	8/19/16	Office	Preferred Equity	$2,000,000	$1,045,171	10.00%
Parkway Plaza	San Antonio, TX	2/17/17	Office	Mezzanine Loan	$3,400,000	$3,400,000	10.00%
Highland Place	Centennial, CO	3/22/17	Retail	Mezzanine Loan	$2,300,000	$2,300,000	10.00%
Pensacola Marketplace	Pensacola, FL	6/12/17	Retail	Mezzanine Loan	$1,125,000	$1,125,000	9.75%
Northside at Johns Creek	Suwanee, GA	6/20/17	Office	Subordinated Loan	$1,500,000	$1,500,000	14.00%
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	$3,325,000	14.00%
Corona Marketplace†	Corona, CA	8/17/17	Retail	Mezzanine Loan	$3,549,300	3,549,300	14.00%
378 Moss St	Chula Vista, CA	11/15/17	Multifamily	Bridge Loan	$3,575,000	$4,490,000	8.50%
2395 29th Ave	San Francisco, CA	2/16/18	Multifamily	Bridge Loan	$4,750,000	$4,750,000	8.00%
Harbor Hills	La Habra, CA	3/16/18	Retail	Preferred Equity	$1,900,000	$1,900,000	11.00%
Orange Tree Village†	Tucson, AZ	4/23/18	Multifamily	Preferred Equity	$2,275,000	$2,275,000	12.00%
Amerigroup Corp HQ	Virginia Beach, VA	5/21/18	Office	Preferred Equity	$1,700,000	$1,700,000	12.00%
Riverside Office Portfolio	Riverside, CA	10/22/18	Office	Mezzanine Loan	$2,500,000	$2,334,081	13.00%
Naugatuck Valley Shopping Center	Waterbury, CT	10/23/18	Retail	Preferred Equity	$3,000,000	$3,000,000	12.00%
Ashlan Park	Fresno, CA	11/19/18	Retail	Second Mortgage	$3,600,000	$3,600,000	13.43%
Portland Office	Portland, OR	11/27/18	Office	Bridge Loan	$3,950,000	$3,950,000	8.89%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	Joint Venture	$4,748,228	$4,748,228	N/A
					$47,199,300	$47,250,381	11.08%*

INVESTMENT ACTIVITY (CONT.)

INVESTMENT UPDATES

SYNCHRONY FINANCIAL

Location: Canton, OH

Property Type: Office

Total Investment: $2,000,000

Outstanding Balance (as of 6/30/19): $1,045,171

Purpose of Investment: The sponsor used the proceeds from the investment to acquire the asset and plans to hold for the long term.

Seniority: Preferred Equity

Date Added to REIT: 8/19/2016

Maturity Date: 12/1/2021

Asset Management Update: This is a single-tenant 100% net leased asset.  To date, the property has performed as projected.  In 2017, the tenant completed over $1.7 million in tenant improvements, with $1.1 million funded by the tenant, which was a good indicator that the tenant was financially sound.  Since that time, there have been no major updates at the property, and the borrower has not received any complaints from the tenant.  The investment is structured to fully amortize over a 5.5-year period; thus, the loan should fully amortize prior to the date that the tenant would need to give notice to exercise their termination option in March 2022.  The investment has been amortizing as agreed and nearly half of the principal is paid off.

INVESTMENT ACTIVITY (CONT.)

PARKWAY PLAZA

Location: San Antonio, TX

Property Type: Office

Total Investment: $3,400,000

Outstanding Balance (as of 6/30/19): $3,400,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another investor and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Seniority:  Mezzanine Loan

Date Added to REIT: 2/17/2017

Maturity Date: 11/9/2019

Asset Management Update: The property is 94% leased as of June 2019 with a diverse rent roll.  In Q2, a 5,100 square foot tenant vacated as expected, and the borrower is actively trying to backfill this space.  A 16,400 square foot tenant announced that it would be vacating at the end of its lease term in April 2020, but the borrower has already identified a new tenant to backfill the space.  As previously reported, the borrower listed the property for sale in January 2019, but decided to take the property off the market.

INVESTMENT ACTIVITY (CONT.)

HIGHLAND PLACE

Location: Centennial, CO

Property Type: Office

Total Investment: $2,300,000

Outstanding Balance (as of 6/30/19): $2,300,000

Purpose of Investment:  The borrower used the proceeds of the investment to refinance another loan and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Seniority: Mezzanine Loan

Date Added to REIT: 3/22/2017

Maturity Date: 11/9/2019

Asset Management Update: The property is 99% leased as of June 2019.  The borrower listed the property for sale in December 2018.  The borrower received an offer in Q1 2019, but the buyer backed out.  The borrower is currently negotiating terms with a new buyer and intends to sell prior to the maturity date.

INVESTMENT ACTIVITY (CONT.)

PENSACOLA MARKETPLACE

Location: Pensacola, FL

Property Type: Retail

Total Investment: $1,125,000

Outstanding Balance (as of 6/30/19): $1,125,000

Purpose of Investment:  The borrower used the proceeds of the investment to refinance another loan and extend the loan term.

Seniority: Mezzanine Loan

Date Added to REIT: 6/12/2017

Maturity Date:  5/5/2020

Asset Management Update: The property is 100% leased as of March 2019. The three tenants at the property, Ross (26,838 square feet), Office Depot (20,930 square feet) and T Mobile (2,000 square feet) have leases that expire in January 2021, February 2023 and June 2020, respectively.

INVESTMENT ACTIVITY (CONT.)

NORTHSIDE AT JOHNS CREEK

Location: Suwanee, GA

Property Type: Office

Total Investment: $1,500,000

Outstanding Balance (as of 6/30/19): $1,500,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another investor and secure additional financing to pay for tenant improvements and leasing commissions for new leases.

Seniority: Subordinated Loan

Date Added to REIT: 6/20/2017

Maturity Date:  9/1/2019

Asset Management Update: The loan was set to mature on 7/1/2019, and the senior lender, Calmwater Capital, executed a loan extension, extending the term to 9/1/2019.  As a condition to close the extension, the borrower deposited $312,000 into the leasing reserve as additional collateral to cover tenant improvements for a recently executed lease.  The borrower has indicated that it is working towards a refinance during this extension period.  The property is currently master leased to Northside Hospital through December 2019.  The property is currently 62% leased, and the borrower is in the late stages of a lease for approximately 8,500 square feet, which would bring leased occupancy .to 78%.

INVESTMENT ACTIVITY (CONT.)

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Total Investment: $3,325,000

Outstanding Balance (as of 6/30/19): $3,325,000

Purpose of Investment: The sponsor used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Seniority: Preferred Equity

Date Added to REIT: 7/18/2017

Maturity Date:  7/6/2027

Asset Management Update: The property is 90% occupied and 91% leased as of March 2019.  In Q1 2019, the borrower executed a three-year extension through September 2027 with the portfolio’s largest tenant, Bob Mill’s Furniture (51,000 square feet), which tenant represents almost 21% of the portfolio’s net rentable square footage.  The tenant has an option to terminate after January 2025; however, in order to exercise this option, the tenant must demonstrate a greater than 25% reduction in in-store sales year over year.  Further, in Q1 2019, the borrower executed a five-year extension with Dollar Tree, (10,000 square feet), representing 4.1% of the portfolio’s net rentable square footage.

INVESTMENT ACTIVITY (CONT.)

378 MOSS ST

Location: Chula Vista, CA

Property Type: Multifamily

Total Investment: $4,490,000

Outstanding Balance (as of 6/30/19): $4,490,000

Purpose of Investment: The sponsor is using the proceeds from this investment to renovate the property prior to final lease up.

Seniority: Bridge Loan

Date Added to REIT: 11/15/2017

Maturity Date:  1/31/2020

Asset Management Update: The project exterior is approximately 85% complete, and the borrower has communicated that the building exterior has been delayed due to a City permit and will be completed in August 2019.  Interior renovations have commenced and are currently awaiting a City permit to approve the initial work; the borrower has now communicated that the building interiors will be completed by October 2019.  The project has experienced delays, and the borrower had construction overruns that resulted in an increased loan amount, from $3,575,000 to the current loan amount of $4,490,000.  The maturity date was originally 7/31/2019, and we have executed a 6-month extension to allow borrower the time to complete the project.  In connection with the extension, the borrower has contributed $246,000 to an interest reserve to cover interest payments throughout the extension period.

INVESTMENT ACTIVITY (CONT.)

2395 29TH AVE

Location: San Francisco, CA

Property Type: Multifamily

Total Investment: $4,750,000

Outstanding Balance (as of 6/30/19): $4,750,000

Purpose of Investment:  The borrower used the proceeds of this investment to acquire the property and fund renovations.

Seniority: Bridge Loan

Date Added to REIT: 2/16/2018

Maturity Date:  3/1/2021

Asset Management Update: As of March 2019, the property is 100% occupied.  The capital improvements consisted of two phases.  The borrower has completed the first phase, which consisted of renovating four previously vacant units and completing seismic upgrades to the building.  The borrower is currently completing the second phase, which consists of converting the garage units into alternative dwelling units, or ADUs, and completing seismic upgrades relating to such units.  Although a few months behind schedule due to an ADU upgrade permit that was delayed, the borrower has leased the four previously vacant units at an average premium of 16% to proforma.  Because of the delays, there was an increase to the budget of $250,000 which was funded by a capital call from equity partners, not by an increase in senior loan proceeds.  The borrower communicated that the exit plan is to either sell the property or refinance the loan to cheaper capital once the property has a few months of stabilization.

INVESTMENT ACTIVITY (CONT.)

HARBOR HILLS

Location: La Habra, CA

Property Type: Retail

Total Investment: $1,900,000

Outstanding Balance (as of 6/30/19): $1,900,000

Purpose of Investment: The sponsor used the proceeds of the investment to acquire the property and fund capital expenditures to renovate the property.

Seniority: Preferred Equity

Date Added to REIT: 3/16/2018

Maturity Date:  4/1/2020

Asset Management Update: Renovations are underway to renovate the retail center into a lifestyle center including renovation of the front façade, replacement of current monument sign and outstanding deferred maintenance.  Current leasing is coming in at $2 per square foot above underwriting.  In Q2, the borrower increased senior loan proceeds to fund final  renovations and tenant improvement costs.  Our Manager, RM Adviser, approved the modification as the leasing activity and rents achieved at the property have been accretive to property value.

IINVESTMENT ACTIVITY (CONT.)

AMERIGROUP CORP HQ

Location: Virginia Beach, VA

Property Type: Office

Total Investment: $1,700,000

Outstanding Balance (as of 6/30/19): $1,700,000

Purpose of Investment: The sponsor used the proceeds of the investment to acquire the property.

Seniority: Preferred Equity

Date Added to REIT: 5/21/2018

Maturity Date:  11/10/2023

Asset Management Update: The property is a 100% NNN leased asset to Amerigroup, a wholly owned subsidiary of Anthem Group (NYSE: ANTM).  Because of consistent institutional ownership and tenancy, the Property has been well-maintained, regularly upgraded and is in excellent condition, both in terms of aesthetic quality and building systems.  Amerigroup’s lease expires in October 2020, and if the tenant intends to renew, they are required to deliver notice by December 31, 2019.  The borrower has communicated to us that they expect to engage the tenant for renewal in early Q4 2019.  We believe that the tenant risk is mitigated by the long lead time to re-lease the building and the loan structure.  Regarding the latter, in the event the tenant elects not to renew, the senior lender, who was also the original seller, is obligated to provide a 30-month extension and a $1.3 million credit to offset senior loan debt service and to pay down a portion of the principal balance.  In that scenario, the borrower also agreed to fund $550,000 into a MogulREIT I controlled reserve account.  In return, MogulREIT I agreed to fund up to $2.35 million for required leasing capital, subject to new lease terms’ meeting a minimum debt yield test.

INVESTMENT ACTIVITY (CONT.)

RIVERSIDE OFFICE PORTFOLIO

Location: Riverside, CA

Property Type: Office

Total Investment: $2,500,000

Outstanding Balance (as of 6/30/19): $2,334,081

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property and fund tenant improvements and leasing commissions for new leases and lease renewals.

Seniority: Mezzanine Loan

Date Added to REIT: 10/22/2018

Maturity Date:  11/9/2020

Asset Management Update: In addition to executing on a moderate lease up strategy, the borrower’s business plan includes selling individual parcels.  In Q2, the borrower sold the smallest building (2190 Market, 6,290 SF) to the existing tenant, Arc Riverside, for $550,000 above our underwritten sales price. The deal was closed in April 2019 and repaid a portion of the senior mortgage in addition to approximately $165,000 in principal towards our mezzanine debt.  The borrower is working on several leases at the largest building (2300 Market, 63,804 SF), and it has communicated that it may look to sell this building next.  At 3480 Vine (44,354 SF), the FBI tenant has commenced its tenant improvements, and the borrower will look to sell this building once the tenant improvements are complete.

INVESTMENT ACTIVITY (CONT.)

NAUGATUCK VALLEY SHOPPING CENTER

Location: Waterbury, CT

Property Type: Retail

Total Investment: $3,000,000

Outstanding Balance (as of 6/30/19): $3,000,000

Purpose of Investment: The sponsor used the proceeds of this investment to acquire the property and fund tenant improvements and leasing commissions for new leases and lease renewals.

Seniority: Preferred Equity

Date Added to REIT: 10/23/2018

Maturity Date:  4/1/2023

Asset Management Update: The sponsor is continuing with their business plan to renew tenants and execute new leases. The following renewals have been executed: (i) Stop and Shop exercised a five-year extension (ii) Staples renewed for 3 years (iii) Bob’s Stores extended through January 2022 and (iv) Party City renewed for 3 years. The borrower requested approval in April 2019 for a 35,000 square foot trampoline park and a 20,000 square foot lease for Ashley Furniture.  Both leases were approved by RM Adviser, the Manager of MogulREIT I, and Ashley Furniture is open for business while the trampoline park lease is still being negotiated.

INVESTMENT ACTIVITY (CONT.)

ASHLAN PARK

Location: Fresno, CA

Property Type: Retail

Total Investment: $3,600,000

Outstanding Balance (as of 6/30/19): $3,600,000

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property.

Seniority: Second Secured Mortgage

Date Added to REIT: 11/19/2018

Maturity Date:  8/1/2020

Asset Management Update: The borrower’s business plan is to sell the pad tenants and use the proceeds of those sales to pay down the senior loan.  Thus far, the borrower has sold the Dollar Tree and Chevron outparcels.  All net proceeds were applied towards the first mortgage loan, which was paid down from $8.9M to $5.1M.  A smaller outparcel is also under contract.

INVESTMENT ACTIVITY (CONT.)

PORTLAND OFFICE

Location: Portland, OR

Property Type: Office

Total Investment: $3,950,000

Outstanding Balance (as of 6/30/19): $3,950,000

Purpose of Investment: Acquire the property and execute on capital expenditures to make the property rent ready for the new tenant, American Medical Concepts.

Seniority: Senior Loan

Date Added to REIT: 11/27/2018

Maturity Date:  12/1/2021

Asset Management Update: Prior to the close of the loan, a new 10-year lease was signed for the entire space by American Medical Concepts (AMC).  The prior tenant, Gann Brothers Printing, who was the seller of the property, vacated on March 27, 2019.  AMC has commenced paying rent and was scheduled to take possession in late May, but the capital improvements have been delayed slightly due to a tight construction market.  In Q1, demolition was completed, and the windows were repaired. In Q2, renovations included installation of lights on the 3rd floor, HVAC units, walls, elevator, and basement floor epoxy.  The borrower has communicated that it may seek to refinance in early 2020.

INVESTMENT ACTIVITY (CONT.)

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Total Investment: $4,748,228

Outstanding Balance (as of 6/30/19): $4,748,228

Purpose of Investment: Acquire and renovate a Class B multifamily apartment complex.

Seniority: Joint Venture Equity

Date Added to REIT: 5/31/2019

Maturity Date:  N/A

Asset Management Update: On 5/31/2019, MogulREIT I closed on its investment in La Privada apartments, a 240-unit multifamily property in El Paso, TX. Q2 was a partial quarter and primarily involved takeover initiatives, including finalizing unit renovation finishes, bidding and selecting contractors for capital improvements, ensuring that the property’s on-site management team is properly staffed, and re-branding the property with new ownership in the market.

Execution of the business plan has begun as interior and exterior improvements are underway. Six units were renovated through 6/30/2019, which is ahead of schedule as the proforma projected unit renovations to commence in July 2019. Before the end of Q2, two of the six renovated units were leased at an average rent increase of $138/month above previous rents and 3% above proforma. Furthermore, rents are expected to increase as exterior capital improvements are completed. Exterior capital improvements currently underway include new roofs, playground, exterior paint, HVAC replacements, and deferred maintenance. Primary focus for Q3 entails continuing the unit renovation program while moving forward with exterior improvements.

PAYOFFS

JADAK HQ

Location: Syracuse, NY

Property Type: Office

Total Investment: $1,500,000

Purpose of Investment: The sponsor used the proceeds from the investment to acquire the asset, cover closing costs and fund capital reserves.

Seniority: Preferred Equity

Date Added to REIT: 6/28/2017

Payoff Date: 6/3/2019

Asset Management Update: The property sold on June 3, 2019, and the borrower repaid the loan in full in the amount of $1,514,708, which included $1,500,000 in outstanding principal plus $14,208 in accrued interest through June 10, 2019 and legal fees.

PAYOFFS (CONT.)

CROSSROADS SOUTH

CROSSROADS
SOUTH
Kroger
Rainbow
DOMINICAN
HAIR SALON
SHOE SHOW
Roses
China A
RESTAURANT
planet
fitness
H&R BLOCK
DOMINICAN &
INTERNATIONAL
FOOD
HAIR BRAIDING

Location: Jonesboro, GA

Property Type: Retail

Total Investment: $1,250,000

Purpose of Investment: The sponsor used the proceeds of the investment to acquire the property, cover closing costs and fees and fund a capital expenditure, leasing commission and tenant improvement reserve for property improvements, new leases and lease extensions.

Seniority: Preferred Equity

Date Added to REIT: 8/3/2017

Payoff Date: 6/24/2019

Asset Management Update: In Q1, we executed a redemption agreement with the borrower to buy out our preferred equity investment on or before July 19, 2019.  Given the leasing risk with over 55% of the rent roll expiring before December 2021, including the property’s grocery anchor, we believed that it was an appropriate time to exit the investment.  On June 24, 2019, the preferred equity investment was paid off in full in the amount of $1,267,167, which included (i) $1,250,000 in outstanding principal plus $12,500 in accrued interest through July 9, 2019, (ii) a prepayment penalty of $4,167 for interest through July 18, 2019, and (iii) legal fees.

PAYOFFS (CONT.)

CORONA MARKETPLACE

Location: Corona, CA

Property Type: Retail

Total Investment: $3,549,300

Purpose of Investment:  The borrower used the proceeds of this investment to fund capital expenditures to redevelop the property.

Seniority: Mezzanine Loan

Date Added to REIT: 8/17/2017

Payoff Date: 7/2/2019

Asset Management Update: The borrower executed its business plan to redevelop the asset and repaid its loan in full on July 2, 2019.

Prior to originating this loan, the center was vacant since Kmart left in 2014.  MogulREIT I originated this loan to provide funds needed for redevelopment.  The borrower completed extensive improvements to the center including, new roof, structural openings for new storefronts, seismic upgrades, loading dock, façades, asphalt repair, sealing and drainage, parking spaces, landscaping and lighting. Additionally, the borrower added a shop building on the West side of the main building and a fast food pad on Main Street.

In addition to the building upgrades, the borrower also executed leases with and oversaw the occupancy of Chuze (37,547 square feet, 33% of the property’s net rentable square footage), Aldi (22,050 square feet, 19% of the property’s net rentable square footage) and Big Air Trampoline Park (34,100 square feet, 30% of the property’s net rentable square footage) as well as a Wendy’s for the pad site.

PAYOFFS (CONT.)

ORANGE TREE VILLAGE

Location: Tucson, AZ

Property Type: Multifamily

Total Investment: $2,275,000

Purpose of Investment: The sponsor used the proceeds of the investment to acquire the property and fund capital expenditures to renovate the property.

Seniority: Preferred Equity

Date Added to REIT: 04/23/2018

Payoff Date:  7/16/2019

Asset Management Update:  The sponsor completed all planned exterior capital improvements and a subset of the planned unit interior renovations and decided to place the property on the market rather than completing the renovation plan due to favorable market conditions and the opportunity to sell the property quickly.  The property was sold on July 16, 2019, and our preferred equity investment was paid off in full.

MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT I.  We have now provided 33 consecutive months of distributions, totaling over $6.66MM.  To date, 4,817 investors have invested $53.25MM into the REIT.  We are also happy to share that over 67% of investors have enrolled in the distribution reinvestment plan, allowing for their distributions to compound over time.

Regarding the makeup of the portfolio, as of Q2 2019, MogulREIT I has 17 investments with the underlying real estate spread across 10 states.  We’re proud to have constructed a diversified portfolio for investors to get broader exposure to the commercial real estate market with a single investment into the REIT.

MACRO OVERVIEW

In Q2, economic indicators remain positive, and the consensus appears to suggest that there is more economic expansion in the US.  We are, however, aware that there are multiple global risks that may disrupt growth, including a potential trade war, increasing domestic political tension and civil unrest abroad, among others.  We are watching these risks closely and including a potential event in our strategic thinking.

GDP GROWTH

Though we believe the U.S. economy is in the late stages of recovery, we continue to believe that there will be moderated economic expansion.  According to the ULI real estate economic forecast, a survey of leading real estate economists, GDP growth is forecast at 2.3% in 2019 and 1.8% in 2020.  The second quarter of 2019 is in line with this forecast with a 2.1% increase in GDP.  As a point of reference, 2018 ended with real GDP growth of 2.2%.

MARKET UPDATES (CONT.)

EMPLOYMENT AND WAGE GROWTH

In April 2019, unemployment rates were at their lowest levels in over two decades, at 3.6%, and they have increased minimally to 3.7% as of June 2019.  We believe this is one of the most important macroeconomic factors for real estate and one of the foundations of our cautiously optimistic near-term outlook.  In addition to continued reduction in unemployment, real average hourly earnings increased 1.5%, seasonally adjusted from June 2018 to June 2019, an indicator that consumers are starting to capture the benefit of the growing economy.

MARKET UPDATES (CONT.)

IMPACT OF MONETARY POLICY

While GDP growth, a decline in unemployment and wage growth are all indicators of a strong and thriving economy, the monetary policy from the federal reserve has been tempering even further economic success.  The Fed raised rates once in 2016, three times in 2017, and four times in 2018, by 0.25 percentage points each time, leading to a Federal Funds Rate of 2.4% as of June 30, 2019. In July 2019, however, the Fed, citing “weak global growth, trade policy uncertainty, and muted inflation”, issued a rate cut of 0.25 percentage points, bringing the Federal Funds Rate down to 2.25%.

While interest rates have risen since its low point in 2015 when they were effectively zero, interest rates remain at relatively low rates compared to the last 40 years.  As it relates to MogulREIT I and the composition of some of the high-yield fixed income investments in our portfolio, these still historically low interest rates create a strong incentive for our borrowers and sponsors to refinance out of high-yielding preferred equity and mezzanine debt as soon as their projects are stabilized and qualify for longer term, fixed-rate financing.  As it follows, a low interest rate environment may also hinder our ability to originate new high-yielding debt.

MARKET UPDATES (CONT.)

INVESTMENT STRATEGY

Since inception of MogulREIT I, we have focused on two key objectives: paying attractive and consistent cash distributions and preserving, protecting and returning initial capital contributions.  At a macro level, this strategy is not changing.  To date, the majority of the portfolio has been invested in fixed income type of investments including senior loans, b-notes, preferred equity and mezzanine debt.  As a result of these structures, we have not had any opportunity to participate in any upside or appreciation in any of the underlying properties – we have historically strictly been paid a fixed, monthly interest payment from our borrowers and sponsors.  Further to this decision, there has been no opportunity for our Net Asset Value, or NAV, to increase.  This was intentional since inception of the REIT.

As we start to see several of our investments look to refinance to cheaper capital due to low interest rates, we are working to re-deploy that capital into new investments with the opportunity to participate in the upside appreciation of the underlying real estate and move our Net Asset Value, or NAV, over time.  For these investments, we are targeting joint venture equity and direct acquisitions of real property.  To continue to focus on our key objective of paying attractive and consistent cash distributions, we are targeting existing assets with strong tenant bases and high occupancy where we expect there to be consistent income.  We are actively looking in markets that had sustained occupancy from tenants during the 2008 recession.

In Q2, we moved to implement this strategy.  We have historically originated loans/fixed income investments for value-add assets, which typically have two to four-year business plans. These investments are typically shorter term and we were able to charge high interest rates due to the transitional nature of the underlying assets. With this model, the borrowers are incentivized to pay off the investments as soon as they complete their business plans. We are excited that in June and July alone, we had a total of four asset payoffs, the majority of which were earlier than expected due to execution and completion of our borrowers’ business plans or favorable sales opportunities.  As a result of these payoffs, we were able to close our first joint venture equity investment in MogulREIT I, La Privada Apartments in El Paso, Texas.

We chose El Paso to launch our first joint venture equity investment as it is a growing, opportunistic city with good downside protection.  Per Greysteel’s Q2 2019 report, El Paso is the 18th most populous city in the United States, with a strong demographic due to Fort Bliss, one of the nation’s largest Army bases, and University of Texas – El Paso, which has over 25,000 students.  For multifamily properties, while rent growth is 60% below the national average, rent gains have averaged 3.3% in 2018 and 2.5% in 2019, and average vacancy has dropped from 10% in 2016 to 7.0% in 2019.  Notably, El Paso held up well through the previous recession, with cumulative job losses of less than 3%.  Many back-office jobs, specifically call centers, have recently been added in El Paso due to the large bilingual population, and annual job growth has ranged between 2.5% and 3.0% since 2016.  As we look to the future of MogulREIT I, we believe that La Privada meets the long-term strategy of the REIT by offering strong risk mitigants for any market correction along with income and solid growth potential.

On the topic of risk mitigation, especially given the Fed’s interest rate pullback, which is often seen as an indication that the Fed believes the economy requires a boost, we are constantly assessing market conditions to dictate REIT strategy.  Even though many fundamentals are strong, we continue to have an inverted yield curve with a widening spread, which has historically been a predictor of an impending market correction, and the current length of this recovery is longer than historical recoveries.  We want to be prepared and we want to be in a position to hold onto real estate assets through the cycle.  We believe La Privada to be one of these assets, and we will seek to acquire similar, market resilient assets going forward.

Thank you for your continued support of MogulREIT I and we look forward to continuing to meet your expectations and being a long-term investment partner.

NET ASSET VALUE (NAV)

PRICE PER SHARE $10.00	NAV PER SHARE (ON 6/30/19) $9.75

NAV is calculated on a quarterly basis by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding.

Offering costs can be up to 3.0% of the purchase price. Based on a successful raise, the REIT would ultimately incur the full 3.0%, resulting in a full $0.30 reduction to the $10.00 purchase price and a NAV per share of $9.70.

Investors may expect the future NAV per share to fully reflect the 3.0% offering costs.

Copyright © 2019 RM Adviser, LLC, All rights reserved.

Previous Updates

Please follow the below links to access updates for descriptions of other investments in prior quarters.

Q1 2019 Investor Letter

Q4 2018 Investor Letter

Q3 2018 Investor Letter

Q2 2018 Investor Letter

Q1 2018 Investor Letter

Q4 2017 Investor Letter

Q3 2017 Investor Letter

Q2 2017 Investor Letter

Q1 2017 Investor Letter

Q4 2016 Investor Letter

We remain excited about all that the second half of 2019 has in store for MogulREIT I and our investors. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer and Secretary

Date:	August 15, 2019